The Brink’s Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100 USA
Tel. 804.289.9600
Fax 804.289.9758

Contact:	FOR IMMEDIATE RELEASE
Investor Relations
804.289.9709

THE BRINK’S COMPANY ANNOUNCES PRELIMINARY

RESULTS OF SELF-TENDER OFFER

RICHMOND, Va., April 7, 2006 — The Brink’s Company (NYSE:BCO), a global provider of security and risk management services, today announced the preliminary results of its “Dutch auction’’ self-tender offer. The company expects to accept for payment an aggregate of 10,417,217 shares of its common stock at a purchase price of $51.20 per share. These shares represent approximately 17.7 percent of issued and outstanding shares as of March 1, 2006. The self-tender offer expired at 5:00 p.m., New York City time, on Thursday April 6, 2006.

Based on the preliminary count by the depositary, an aggregate of 10,417,217 shares were properly tendered and not withdrawn at or below a price of $51.20 per share, including 5,180,165 shares that were tendered through notice of guaranteed delivery. The shares expected to be purchased include the 10 million shares the company offered to purchase and 417,217 shares to be purchased pursuant to the company’s right to purchase up to an additional two percent of the outstanding shares as of March 1, 2006, without extending the tender offer.

The results announced today are preliminary and subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. Final results will be announced following the completion of the

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confirmation process. Payment for the shares accepted for purchase, and the return of all shares tendered and not accepted for purchase, will occur promptly thereafter.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 9, 2006, in which The Brink’s Company offered to purchase up to 10 million shares at a price not greater than $52.50 and not less than $47.50 per share, filed with the Securities and Exchange Commission on March 9, 2006, as amended and supplemented.

The tender offer is part of The Brink’s Company’s previously announced intention to return between approximately $400 million and $600 million to holders of its common stock through share repurchases. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the company from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration of the tender offer. The Brink’s Company previously announced that its board of directors approved a share repurchase program following 10 business days after the expiration of the tender offer that authorizes management to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $600 million of its common stock, from time to time as market conditions warrant and covenants under existing agreements permit. After 10 business days following the expiration of the tender offer, the company may conduct its share repurchases in the open market, in privately negotiated transactions, through derivative transactions and through purchases made in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase program does not require The Brink's Company to acquire any specific number of shares and may be terminated at any time.

The dealer manager for the self-tender offer is Morgan Stanley & Co. Incorporated. The information agent is Georgeson Shareholder Communications Inc., and the depositary is Computershare Trust Company, N.A. Any questions

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with regard to the tender offer may be directed to the information agent at (800) 509-1082.

About The Brink’s Company

The Brink’s Company (NYSE:BCO) is a global leader in security and risk management services and operates two businesses: Brink’s, Incorporated and Brink’s Home Security. Brink’s, Incorporated is the world’s premier provider of secure transportation and cash management services. Brink’s Home Security is one of the largest and most successful residential alarm companies in North America. For more information, please visit The Brink’s Company website at http://www.brinkscompany.com/ or call toll free 877-275-7488.

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